Exhibit 99.88

A Vert Christmas: Health Canada Grants Cultivation Licence to Vert Cannabis

SMITHS FALLS, ON and SAINT LUCIEN, QC, Dec. 21, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce that its wholly-owned subsidiary Vert Cannabis in Saint Lucien, Québec, has obtained a production license under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Vert Cannabis is a 7000 square foot craft cannabis production facility located in the small town of Saint Lucien, Québec.

“We’re pleased to have obtained the licence and look forward to starting cannabis production in Québec,” said Adam Greenblatt, Québec Brand Manager at Canopy Growth and cannabis industry pioneer. “The licensing of Vert Cannabis in Saint Lucien, combined with the recently announced Vert Mirabel joint venture with Les Serres Bertrand, positions Canopy Growth as Québec’s leader in both craft-scale indoor production and large-scale greenhouse production.”

Vert Cannabis was acquired by Canopy Growth in November of 2016 as a part of the Company’s overall growth strategy and commitment to developing the cannabis market in Québec, Canada’s second-largest province. Vert Cannabis represents Canopy’s seventh Canadian production licence under the ACMPR to-date. Vert will begin production in Q1 of 2018 following the live transfer of starter plants from the Tweed facility in Smiths Falls, Ontario.

“Medical cannabis and the full legalization of adult use represents a tremendous opportunity for Québec to improve public health and safety, and to provide consumers with access to cannabis products of known potency and provenance,” said Greenblatt. “It is an exciting privilege to operate at the intersection of revolutionary policy reform and a nascent commercial sector with vast potential, and as such, we are dedicated to establishing a vibrant, competitive, and socially responsible cannabis industry here in Québec.”

Poussons Vert l’avenir.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content with multimedia: http://www.newswire.ca/en/releases/archive/December2017/21/c6202.html

%SEDAR: 00029461E

For further information: Adam Greenblatt, Québec Brand Manager, adam.greenblatt@canopygrowth.com, 514-830-1331; Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 18:51e 21-DEC-17